EXHIBIT 23.1

802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 (SEC File No. 333-248589) as filed with the SEC of our audit report dated December 8, 2020, with respect to the consolidated balance sheet of Agentix Corp. as of August 31, 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period then ended. Our report dated December 8, 2020, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC

Spokane, Washington

December 11, 2020